Exhibit 99.1

Unaudited Interim Condensed Consolidated

Financial Statements

June 30, 2022

August 10, 2022

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of IMV Inc. (the “Corporation”) are the responsibility of management and have been approved by the Board of Directors. The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The unaudited interim condensed consolidated financial statements include some amounts and assumptions based on management’s best estimates which have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the unaudited interim condensed consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Corporation’s unaudited interim condensed consolidated financial statements and recommended their approval by the Board of Directors.

(signed)	“Andrew Hall”	(signed)	“Brittany Davison”
	Chief Executive Officer		Senior Vice President of Finance

Approved on behalf of the Board of Directors

(signed)	“Michael Bailey”,	(signed)	“Kyle Kuvalanka”,
	Director		Director

IMV Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

As at June 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

	June 30, 2022 $	December 31, 2021 $
Assets

Current assets
Cash and cash equivalents	31,134	38,616
Amounts receivable	926	602
Prepaid expenses	3,380	6,037
Investment tax credits receivable	1,012	1,135
	36,452	46,390
Property and equipment	4,041	3,731
	40,493	50,121
Liabilities

Current liabilities
Accounts payable, accrued and other liabilities	8,255	8,607
Current portion of long-term debt (note 4)	74	73
Current portion of lease obligation	284	265
Warrant liabilities (note 5)	94	318
	8,707	9,263
Lease obligation	1,233	1,387
Long-term debt (note 4)	28,138	17,929
	38,078	28,579
Equity	2,415	21,542
	40,493	50,121
Going concern (note 1)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.

Unaudited Interim Condensed Consolidated Statements of Equity

For the periods ended June 30, 2022 and June 30, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

	Share capital $ (note 6)	Contributed surplus $ (note 7)	Warrants $ (note 8)	Deficit $	Accumulated other comprehensive income $	Total $

Balance, January 1, 2021	137,262	7,652	2,112	(118,331)	2,107	30,802
Net loss and comprehensive loss for the period	–	–	–	(14,319)	–	(14,319)
Issuance of shares in a public equity offering	2,304	–	–	–	–	2,304
Share issuance costs in a public equity offering	(104)	–	–	–	–	(104)
Redemption of DSU's, net of applicable taxes	239	(235)	–	–	–	4
DSUs:
Value of services recognized	–	281	–	–	–	281
Employee share options:
Value of services recognized	–	669	–	–	–	669
Exercise of options	217	(171)	–	–	–	46
Balance, June 30, 2021	139,918	8,196	2,112	(132,650)	2,107	19,683

Balance, December 31, 2021	156,236	9,370	8,196	(154,920)	2,660	21,542

Net loss and comprehensive loss for the period	–	–	–	(20,415)	–	(20,415)
Issuance of shares in a public equity offering	142	–	–	–	–	142
Share issuance costs in a public equity offering	(49)	–	–	–	–	(49)
Expiry of Warrants	–	2,350	(2,350)	–	–	–
DSUs:
Value of services recognized	–	215	–	–	–	215
Employee share options:
Value of services recognized	–	980	–	–	–	980
Balance, June 30, 2022	156,329	12,915	5,846	(175,335)	2,660	2,415

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.

Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

For the three and six months ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2022 $	2021 $	2022 $	2021 $
Income
Interest income	34	42	59	112

Expenses
Research and development	6,048	5,219	12,678	9,961
General and administrative	4,620	3,416	8,602	6,499
Government assistance	(689)	(1,169)	(1,070)	(2,404)
Accreted interest and valuation adjustments (note 4)	(38)	15	264	375
	9,941	7,481	20,474	14,431

Net loss and comprehensive loss for the period	(9,907)	(7,439)	(20,415)	(14,319)
Basic and diluted loss per share	(0.12)	(0.11)	(0.25)	(0.21)
Weighted-average shares outstanding	82,265,209	67,781,940	82,236,788	67,629,392

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

	Six months ended June 30, 2022 $	Six months ended June 30, 2021 $
Cash provided by (used in)
Operating activities
Net loss for the period	(20,415)	(14,319)
Charges to operations not involving cash
Depreciation of property and equipment	392	209
Accreted interest and valuation adjustments	264	375
Fair value adjustment on government loan	–	(420)
Loss on disposal	2	5
Deferred share unit compensation	215	281
Stock-based compensation	980	669
Fair value adjustment on warrant liabilities	20	–
	(18,542)	(13,200)
Net change in non-cash working capital balances related to operations
(Increase) decrease in amounts receivable	(324)	880
Decrease in prepaid expenses	2,313	340
Decrease (increase) in investment tax credits receivable	123	(376)
Decrease in accounts payable, accrued and other liabilities	(455)	(2,542)
	(16,885)	(14,898)
Financing activities
Proceeds from public equity offering	142	2,304
Share issuance costs in a public equity offering	(49)	(104)
Proceeds from the exercise of stock options	–	46
Proceeds from long term borrowings	10,000	–
Repayment of long-term debt	(37)	(436)
Repayment of lease obligation	(129)	(55)
	9,927	1,755
Investing activities
Acquisition of property and equipment	(636)	(504)
Net change in cash and cash equivalents during the period	(7,594)	(13,647)

Cash and cash equivalents – Beginning of period	38,616	36,268
Effect of foreign exchange on cash and cash equivalents	112	205
Cash and cash equivalents – End of period	31,134	22,826

Supplementary cash flow
Interest received	34	112
Interest paid	(339)	(65)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at June 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

1	Nature of operations and going concern

IMV Inc. (the “Corporation” or “IMV”) is, through its 100% owned subsidiaries, a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform, DPX®. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma as well as ovarian, bladder and breast cancers. The Corporation has one reportable and geographic segment. Incorporated under the Canada Business Corporations Act and domiciled in Dartmouth, Nova Scotia, Canada the shares of the Corporation are listed on the Nasdaq Stock Market and the Toronto Stock Exchange under the symbol “IMV”. The Corporation’s principal place of business is 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada and it also has corporate offices in Cambridge, MA and Quebec, QC.

These financial statements have been prepared using International Financial Reporting Standards applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. Since the Corporation’s inception, the Corporation’s operations have been financed through the sale of shares, issuance of debt, revenue from subcontracts, interest income on funds available for investment, government assistance and income tax credits. The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $175,335 as at June 30, 2022.

The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. There can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, develop or commercialize any products without future financings. These material uncertainties cast substantial doubt as to the Corporation’s ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Corporation is currently pursuing financing alternatives that may include equity, debt, and non-dilutive financing alternatives including co-development through potential collaborations, strategic partnerships or other transactions with third parties, and merger and acquisition opportunities. There can be no assurance that additional financing will be available on acceptable terms or at all. If the Corporation is unable to obtain additional financing when required, the Corporation may have to substantially reduce or eliminate planned expenditures or the Corporation may be unable to continue operations.

The Corporation’s ability to continue as a going concern is dependent upon its ability to fund its research and development programs and defend its patent rights. These unaudited interim condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statements of financial position classifications that would be necessary if the Corporation were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

(1)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at June 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

1	Nature of operations and going concern (continued)

An outbreak of a novel strain of coronavirus, identified as “COVID-19”, was declared a global pandemic by the World Health Organization on March 11, 2020. To date, COVID-19 has not had a material impact on the Corporation’s financial condition, liquidity or longer-term strategic development and commercialization plans. The extent to which COVID-19 may cause more significant disruptions to IMV’s business and greater impacts to results of operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and severity of outbreaks, including potential future waves or cycles, and the effectiveness of actions to contain and treat COVID-19. The Corporation cannot predict the duration, scope and severity of any potential business shutdowns or disruptions, including to ongoing and planned clinical studies and regulatory approval prospects. Further prolonged shutdowns or other business interruptions could result in material and negative effects to the Corporation’s ability to conduct its business in the manner and on the timelines currently planned, which could have a material adverse impact on IMV’s business, results of operations, and financial condition. The COVID-19 pandemic continues to evolve, and the Corporation will continue to monitor the effects of COVID-19 on its business.

2	Basis of presentation

The Corporation prepares its unaudited interim condensed consolidated financial statements in accordance with International Acounting Standards (IAS) 34 – Interim Financial Reporting as set out in the Chartered Professional Accountants of Canada Handbook – Accounting Part I, which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These interim unaudited condensed consolidated financial statements were approved by the Board of Directors on August 10, 2022.

Functional and presentation currency

Items included in the unaudited interim condensed consolidated financial statements of the Corporation are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2021 these financial statements are presented in United States dollars, which is the Corporation’s functional currency

3	Significant accounting policies, judgments and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2021. Refer to note 4 of the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2021 for more information on accounting policies and methods applied.

(2)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at June 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

4	Long-term debt

	June 30, 2022 $	December 31, 2021 $
ACOA Atlantic Innovation Fund (“AIF”), interest-free loan[1] with a maximum contribution of CAD$3,786. Annual repayments, commencing December 1, 2008, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than CAD$5,000 and 5% when gross revenues are greater than CAD$5,000. As at June 30, 2022, the amount drawn down on the loan, net of repayments, is $2,927 (2021 - $2,927).	1,268	1,088
ACOA AIF, interest-free loan[1] with a maximum contribution of CAD$3,000. Annual repayments, commencing December 1, 2011, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than CAD$5,000 and 5% when gross revenues are greater than CAD$5,000. As at June 30, 2022, the amount drawn down on the loan is $2,341 (2021 - $2,341).	1,063	911
ACOA Business Development Program, interest-free loan with a maximum contribution of CAD$395, repayable in monthly payments commencing October 2015 of CAD$3 until October 2017 and CAD$6 until June 2023. As at June 30, 2022, the amount drawn down on the loan, net of repayments, is $52 (2021 - $78).	51	76
ACOA AIF, interest-free loan[1] with a maximum contribution of CAD$2,944, annual repayments commencing September 1, 2014, are calculated as a percentage of gross revenue from specific product(s) for the preceding fiscal year, at 5% for the first 5 years and 10%, thereafter. As at June 30, 2022, the amount drawn down on the loan is $2,303 (2021 - $2,303).	1,092	937
TNC 120-140 Eileen Stubbs Ltd. (the Landlord) loan, with an original balance of CAD$300, bearing interest at 8% per annum, is repayable in monthly payments of $4 beginning February 1, 2019 until May 1, 2028. As at June 30, 2022, the balance on the loan is $167 (2021 - $179).	167	179
ACOA Regional Economic Growth through Innovation[1] – Business Scale-Up and Productivity Program, interest-free loan with a maximum contribution of CAD$1,000. Annual repayments, commencing September 1, 2022, are calculated as a percentage of gross revenue from DPX-COVID-19 product(s) for the preceding fiscal year, at 5% when gross revenues are less than CAD$5,000 and 10% when gross revenues are greater than CAD$5,000. Subsequent to September 1, 2024, any outstanding balance is payable in full on December 31, 2024 from DPX-COVID-19 gross revenues. As at June 30, 2022, the amount drawn down on the loan is $704 (2021 - $704).	190	192

(3)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at June 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

4	Long-term debt (continued)

Venture loan with Horizon Technology Finance Corporation and Powerscourt investments XXV, LP (“Venture Loan”) bearing interest at The Wall Street Journal prime rate plus 5.75%, compounded annually and payable monthly, maturity on July 1, 2025, with effective interest rate of 13.06%. As at June 30, 2022, the amount drawn down on the loan is $25,000 (2021 - $15,000).	24,381	14,619
	28,212	18,002
Less: current portion	74	73
	28,138	17,929

1 These loans are repayable based on a percentage of gross revenue, if any. The carrying amount of these loans is reviewed each reporting period and adjusted as required to reflect management’s best estimate of future cash flows, based on a number of assumptions, discounted at the original effective interest rate.

	June 30, 2022 $	December 31, 2021 $
Balance – Beginning of period	18,002	6,906
Borrowings	10,000	14,520
Accreted interest and valuation adjustments	264	907
Revaluation of long-term debt	15	(367)
Repayment of debt	(37)	(4,069)
Currency translation adjustment (note 2)	(32)	105
Balance – End of period	28,212	18,002
Less: Current portion	74	73
Non-current portion	28,138	17,929

Total contributions received, less amounts repaid as at June 30, 2022, is $33,494 (2021 - $23,532).

Certain ACOA loans require approval by ACOA before the Corporation can pay management fees, bonuses, dividends or other distributions, or before there is any change of ownership of the Corporation.

On December 17, 2021, the Corporation was issued a $15,000 Venture Loan at a variable annual rate of prime rate, as published in The Wall Street Journal, plus 5.75% with an interest rate floor at 3.25% on the prime rate (effective interest rate of 13.06%).

Interest is compounded annually and payable monthly on the first day of the month commencing January 1st , 2022. The Venture Loan maturity date is set 42 months from the first day of the month next following the month in which the loan was issued. In addition, a final payment of $750 is required by the contract. Concurrent to the Venture Loan issuance, six warrants were issued to the lender at an initial fair value of $318. Combined, these warrants allow the holder to purchase 454,544 shares at an exercise price of $1.32.

(4)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at June 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

4	Long-term debt (continued)

On June 22, 2022, following the achievement of a pre-determined milestone; activation of it’s phase 2B AVALON trial in plantinum-resistant ovarian cancer, the Corporation borrowed the remaining $10,000 under the Venture

Loan, and the number of shares for which the attached warrants are exercisable increased by 113,636, to a total of 568,180.

Upon the achievement of a second pre-determined milestone, the start date for the repayment of principal can be deferred for 6 months, with no extension of maturity. Transaction costs associated with the venture loan were $377 of which, $224 has been allocated to the debt component, $4 to the warrants and $149 to the loan commitment at inception.

Monthly pro rata principal repayments start after 24 months from loan inception.

The Corporation may, at its option, at any time, prepay all the outstanding Venture Loan by simultaneously paying to the lenders an amount equal to any accrued and unpaid interest, the outstanding principal balance and the final payments of the Venture Loan plus an amount equal to:

a)	3% in the 18 first months of the loan;
b)	2% in the months 19 to 30 of the loan;
c)	1% in the last 12 months of the loan (31 to 42).

The prepayment option is an embedded derivative, but has insignificant value on the issuance date and as at June 30, 2022.

The Venture Loan has a priority security interest in all assets of IMV, excluding intellectual property. IMV has entered into a negative pledge agreement regarding intellectual property with the lenders.

The Corporation is in compliance with its debt covenants.

5	Warrant Liabilities

In conjunction with the Venture Loan with Horizon Technology Finance Corporation and Powerscourt Investments XXV, on December 17, 2021, six warrants have been issued to the lenders. These warrants allowed the holder to purchase 454,544 common shares at an exercise price of $1.32. On June 22, 2022, in connection with the draw down of the remaining of $10,000 under the Venture Loan, the number of shares for which these warrants are exerciseable increased to 568,180 with no change in exercise price. The warrants can be exercised at any moment from grant date to the 10 year anniversary and will be automatically exercised on expiration date. The holder can choose to exercise the warrant with a payment to the Corporation or exercise on a net issuance basis (cashless). This last feature breaches the fixed-for-fixed criterion, therefore the warrants are classified as financial liability and will be remeasured at FVTPL at each reporting period.

(5)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at June 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

5	Warrant liabilities (continued)

The fair values of warrants are estimated using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes valuation model for the periods presented were as follows:

	June 30, 2022	December 31, 2021
Risk-free interest rate	3.10%	0.94%
Market price	$0.68	$1.28
Expected volatility	78.53%	94.44%
Expected dividend yield	–	–
Expected life (years)	2	2.5

6	Share capital

Authorized

Unlimited number of common shares and preferred shares, issuable in series, all without par value.

	Common shares #	Amount $
Issued and outstanding
Balance – January 1, 2021	67,093,547	136,705
Issued for cash, net of issuance costs	14,842,408	18,983
DSUs redeemed	145,870	331
Stock options exercised	83,504	217
Balance – December 31, 2021	82,165,329	156,236
Issued for cash, net of issuance costs	104,133	93
Balance – June 30, 2022	82,269,462	156,329

As at June 30, 2022, a total of 17,198,195 shares (December 31, 2021 – 16,837,872) are reserved to meet outstanding stock options, warrants and deferred share units (“DSUs”).

On July 20, 2021, the Corporation completed the July 2021 Public Offering, issuing an aggregate of 14,285,714 units at a price of $1.75 per unit, for aggregated proceeds of $25 million. Each unit consisted of one common share and 0.75 of one common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Corporation at an exercise price of $2.10 for a period of 60 months expiring on July 20, 2026. The value allocated to the common shares issued was $18,557 and the value allocated to the warrants was $6,443. Total costs associated with the offering were $2,121, including cash costs for professional and regulatory fees.

On October 16, 2020, the Corporation entered into an Equity Distribution Agreement (“October 2020 ATM”) with Piper Sandler & Co. (“Piper Sandler”) authorizing the Corporation to offer and sell common shares from time-totime up to an aggregate offering amount of $50,000 through Piper Sandler, as agent. The total expenses associated with the ATM Distribution, excluding compensation and reimbursements payable to Piper Sandler under the terms of the Equity Distribution Agreement, were approximately $295. For the six month period ended June 30, 2022, 104,133 (2021 – 556,694) common shares were sold for gross proceeds of $142 (2021 - $2,168).

(6)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at June 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

7	Contributed surplus

Deferred share units

The maximum number of common shares which the Corporation is entitled to issue from Treasury in connection with the redemption of DSUs granted under the DSU Plan is 2,000,000 common shares.

DSU activity for the six months ended June 30, 2022 and year ended December 31, 2021 are as follows:

	June 30 2022	December 31 2021
	#	#
Opening balance	537,203	429,530
Granted	174,532	325,263
Redeemed	–	(217,590)
Closing balance	711,735	537,203

The compensation expense for the six months ended June 30, 2022 was $215 (2021 – $583) recognized over the vesting period. Vested DSUs cannot be redeemed until the holder is no longer a member of the Board.

Stock options

The fair values of stock options are estimated using the Black-Scholes option pricing model. As at June 30, 2022, 3,134,710 stock options (2021 – 1,430,635) with a weighted average exercise price of CAD$1.46 (2021 – CAD$3.30) and a term of ten years (2021 – ten years), were granted to employees and consultants. The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued. The value of these stock options has been estimated at $2,540 (2021 - $2,683), which is a weighted average grant date value per option of CAD$1.03 (2021 - CAD$2.35), using the Black-Scholes valuation model and the following weighted average assumptions:

	2022	2021
Risk-free interest rate	1.68%	0.82%
Exercise price	CAD$1.46	CAD$3.30
Market price	CAD$1.46	CAD$3.30
Expected volatility	77%	79%
Expected dividend yield	–	–
Expected life (years)	7.0	7.0
Forfeiture rate	6%	4%

(7)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at June 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

7	Contributed surplus (continued)

Option activity for the six months ended June 30, 2022 and year December 31, 2021 was as follows:

	June 30, 2022		December 31, 2021
	Number #	Weighted average exercise price $CAD	Number #	Weighted average exercise price $CAD

Outstanding - Beginning of period	2,674,227	4.28	1,636,236	4.93

Granted	3,134,710	1.46	1,430,635	3.30
Exercised	– [1]	–	(150,438)[1]	2.37
Forfeited	(449,505)	1.88	(109,218)	4.46
Cancelled	(10,125)	5.05	(124,238)	3.84
Expired	(145,312)	2.40	(8,750)	2.37

Outstanding - End of period	5,203,995	2.84	2,674,227	4.28

1 Of the 150,438 options exercised in 2021, 125,812 elected the cashless exercise, under which 58,787 shares were issued. These options would have otherwise been exercisable for proceeds of $235 on the exercise date. There have been no options exercised to date in 2022.

The number and weighted average exercise price of options exercisable as at June 30, 2022 is 1,457,694 and $CAD5.25, respectively (2021 – 1,301,048 and CAD$5.14).

8	Warrants

Warrant activity for the six months ended June 30, 2022 and year ended December 31, 2021, was as follows

	June 30, 2022			December 31, 2021
	Number	Weighted average exercise price	Amount	Number	Weighted average exercise price	Amount
	#	$CAD	$	#	$CAD	$
Opening balance	13,171,898	2.87	8,196	2,457,613	3.72	2,116
Granted	–	–	–	10,714,285	2.67	6,080
Expired	(2,457,613)	3.72	(2,350)	–	–	–

Closing balance	10,714,285	2.67	5,846	13,171,898	2.87	8,196

The fair values of warrants are estimated using the Black-Scholes option pricing model. There have been no warrants issued in 2022.

(8)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at June 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

8	Warrants (continued)

The weighted average assumptions used in the Black-Scholes valuation model for the periods presented were as follows:

2021
Risk-free interest rate	0.51%
Market price	CAD$2.67
Expected volatility	92%
Expected dividend yield	–
Expected life (years)	2.5

9	Financial instruments

Fair value of financial instruments

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset. The following table sets out the approximate fair values of financial instruments as at the consolidated statements of financial position date with relevant comparatives:

	June 30, 2022		December 31, 2021
	Carrying value $	Fair value $	Carrying value $	Fair value $

Cash and cash equivalents	31,134	31,134	38,616	38,616
Amounts receivable	520	520	10	10
Accounts payable, accrued and other liabilities	8,228	8,228	8,589	8,589
Warrant liabilities	94	94	318	318
Long-term debt	28,212	28,212	18,002	18,002

Assets and liabilities, such as commodity taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are, therefore, excluded from amounts receivable and accounts payable.

Fair value of items, which are short-term in nature, have been deemed to approximate their carrying value. The above noted fair values, presented for information only, reflect conditions that existed only as at June 30, 2022, and do not necessarily reflect future value or amounts which the Corporation might receive if it were to sell some or all of its assets to a willing buyer in a free and open market.

The fair value of long-term debt is estimated based on the expected interest rates for similar borrowings by the Corporation at the consolidated statements of financial position dates. For the periods presented, the fair value is estimated to be equal to the carrying amount.

(9)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at June 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

10	Subsequent events

On July 7, 2022, the Corporation received a letter from the Listing Qualifications Department of the Nasdaq indicating that, based upon the closing bid price of the Corporation’s common shares for the 30 consecutive business day period between May 23, 2022, through July 6, 2022, the Corporation did not meet the minimum bid price of US$1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). The Corporation will be provided with a compliance period of 180 calendar days, or until January 3, 2023, in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A) and may be eligible for an additional 180 calendar days to regain compliance, if certain requirements are met. The letter has no immediate impact on the Corporation’s business operations or listing of its common shares, which will continue to be listed and traded on The Nasdaq Capital Market, subject to the Corporation’s continued compliance with the other listing requirements of The Nasdaq Capital Market, as well as on the TSX.

On August 4, 2022, the Corporation re-established its existing at-the-market facility (“August 2022 ATM Distribution”) initially announced on October 16, 2020 under a renewed base shelf prospectus, which is effective for a period of 25 months from July 25, 2022. Pursuant to this August 2022 ATM Distribution, the Corporation may, from time to time, sell common shares up to an aggregate amout of US$50,000. The total expenses associated with the ATM Distribution, excluding compensation and reimbursements payable to Piper Sandler under the terms of the Equity Distribution Agreement, are estimated to be $100. As at August 10, 2022, there have been no common shares have been sold under the August 2022 ATM Distribution.

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